

April 6, 2012

Via Email
William L. Prater
Chief Financial Officer
BancorpSouth, Inc.
One Mississippi Plaza
201 South Spring Street
Tupelo, Mississippi 38804

Re: BancorpSouth, Inc.
        Form 10-K for the Fiscal Year Ended December 31, 2012
        Filed February 27, 2012
        Definitive Proxy Statement on Schedule 14A
        Filed March 23, 2012
        File No. 1-12991

Dear Mr. Prater:

        We have reviewed your filing, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

        After reviewing any information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

Legal Proceedings, page 22

1. For each proceeding, please disclose the information required by Item 103 of Regulation S-K including: whether the various class action suits have been initiated by the same parties; how the subject business and financial results in are believed to be wrong; and what relief is sought by the plaintiffs.

Risk Factors, page 12

2. Please consider addressing the possible $13.0 million reduction in debit card revenue in a risk factor. In addition, please disclose the assumptions upon which you have relied to estimate the $13 million loss of revenue and address the impact on net income. Please make consistent disclosure in the next to last paragraph on page 25.

Management's Discussion and Analysis, page 24

Real Estate – Construction, Acquisition and Development, page 47

3. We note your disclosure on your construction, acquisition and development loans ("CAD" loans) and how the weakened economy and housing market negatively impacted the company. We further note that the most significant component of the nonaccrual loans pertains to the CAD loans. While the balance in the CAD nonaccrual loans has decreased from $211.5 million to $133.1 million from December 31, 2010 to December 31, 2011, respectively, we are unclear as to the specific reason(s) for the decrease other than a decrease in formation of new nonaccrual loans and increased charge-offs. Please provide us with a rollforward of the CAD nonaccrual loans from January 1, 2011 to December 31, 2011. This table should have a line item for the formation of new nonaccrual loans, charge-offs, recoveries, foreclosures to other real estate owned, transfer to troubled debt restructurings, etc. Revise future filings as necessary for clarification.

Please tell us and revise future filings to discuss the five largest credits that make up the CAD nonaccrual loan balance as of December 31, 2010 and December 31, 2011, including the location of the loan, stage of development, the balance of the loan, specific reserve applied, amount charged off, the date of the most recent appraisal, maturity date of the loan, any modifications made to the loan, as well as any other relevant information.

We note your disclosure on page 49 stating that 53.0% of the CAD loans are scheduled to mature within one year. We further note your disclosure stating that many of the maturities may occur prior to the completion of the related projects and management expects that such loans will likely be renewed for an additional period of time.

- Please tell us the balance of CAD loans, both accruing and included in nonaccrual loans that have been modified (ex: extended, renewed or restructured) as of December 31, 2010 and December 31, 2011, yet were not considered troubled debt restructurings; and
- If applicable, describe the type of modifications made and explain how you determined the modifications were not troubled debt restructurings.

Financial Statements

Note 1 – Summary of Significant Accounting Policies
Loans and Leases, page 77

4. We note your disclosure regarding your procedures when a guarantor is relied upon a source of repayment. Tell us whether you have noticed an increase in construction or commercial loans that have been extended at maturity, for which you have not considered impaired due to the existence of guarantees. If so:

    - Quantify the dollar amount of these loans at December 31, 2010 and December 31, 2011;

    - Tell us about the types of extensions being made, whether loan terms are being adjusted from the original terms, and whether you consider these types of loans as collateral-dependent; and

    - When an impaired loan is carried at a value that is in excess of the appraised value due to the guarantee, please address in detail how the Company evaluates and determines the realizable value of the guarantee. Address the Company's willingness to enforce the guarantee.

Other Real Estate Owned, page 80

5. We note that other real estate owned totaled $173.8 million at December 31, 2011, of which $121.8 million or 9.3 % of total assets were construction, acquisition and development properties. We further note your disclosure on page 58 that management expects the resolution of a significant number of nonperforming loans to necessitate foreclosure proceedings resulting in a further increase in other real estate owned. Please tell us and revise your disclosure in future filings to:

    - Clarify whether your expectation relates primarily to construction, acquisition and development loans;

    - Explain in further detail how you determine the fair values of these types of properties at foreclosure and on an ongoing basis (to ensure they are reported at lower of cost or fair value less estimated selling costs), as it appears they represent residential subdivisions that are not completed;

    - Describe in further detail the current appraisals (i.e. type), comparable sales and other estimates of fair value that you mention in your disclosure and explain how often this information is updated. Explain the circumstances under which you would use each method to determine fair value; and

William L. Prater
Chief Financial Officer
BancorpSouth, Inc.
April 6, 2012
Page 4

- Include a discussion as to whether or not you actively market these properties, including whether or not you are doing this through a third party or with bank staff and when you expect to dispose of them.

Note 22 – Segments, page 120

6. We note your segment titled "General Corporate and Other" in your disclosures on page 121. Since the "General Corporate and Other" asset balance exceeds 10% of the total asset balance as of December 31, 2011 and 2010, please tell us how you determined that you did not need to break out the "General Corporate and Other" segment into further segments in order to comply with the guidance of ASC 280. We further note that the absolute values of your "General Corporate and Other" pre-tax loss as of December 31, 2011 and 2010 were also greater than 10% of your total pre-tax income. Please advise.

Definitive Proxy Statement on Schedule 14A

Executive Compensation

7. Please amend page 34 to remove the ultimate column in your summary compensation table labeled "Total Realized Compensation." This column is not in accordance with the instructions set forth in Item 402(c) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Babette Cooper at (202) 551-3396 or Sharon Blume, Assistant Chief Accountant, at (202) 551-3474 if you have any questions regarding comments on the financial statements and related matters. Please contact David Lyon at (202) 551-3421 or me at (202) 551-3464 with any other questions.

Sincerely,

/s/ Kathryn S. McHale

Kathryn McHale
Senior Attorney Advisor